     As filed with the Securities and Exchange Commission on August 2, 2000

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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ----------------

                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                              CHEMFAB CORPORATION
                           (Name of Subject Company)

                              CHEMFAB CORPORATION
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, $0.10 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   16361L102
                (CUSIP Number of Common Stock, $0.10 Par Value)

                               ----------------

                                JOHN W. VERBICKY
                     President and Chief Executive Officer
                              Chemfab Corporation
                           701 Daniel Webster Highway
                                 P.O. Box 1137
                         Merrimack, New Hampshire 03054
                                 (603) 424-9000
      (Name, Address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                               ----------------

                                with a copy to:

                           JOHN R. UTZSCHNEIDER, ESQ.
                                Bingham Dana LLP
                               150 Federal Street
                          Boston, Massachusetts 02110
                                 (617) 951-8000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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   This Solicitation/Recommendation Statement on Schedule 14D-9 relates to an offer to purchase all of the outstanding shares of common stock of Chemfab Corporation.

ITEM 1. Subject Company Information

(a) Name and address.

   The name of the subject company is Chemfab Corporation, a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 701 Daniel Webster Highway, P.O. Box 1137, Merrimack, NH 03054. The telephone number of the Company's principal executive office is (603) 424-9000.

(b) Securities.

   The title of the class of equity securities that is the subject of this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") is the common stock, par value $0.10 per share (the "Common Stock") of the Company. As of the July 25, 2000, there were 7,463,357 shares of Common Stock outstanding and 1,596,085 shares of Common Stock reserved for issuance upon the exercise of outstanding stock options.

ITEM 2. Identity and Background of Filing Person

(a) Name and address.

   The name and address of the Company, which is the person filing this Statement, are set forth in Item 1(a) of this Statement.

(b) Tender Offer.

   This Statement relates to the tender offer described in the Tender Offer Statement on Schedule TO, dated August 2, 2000 (as amended or supplemented, the "Schedule TO"), by PPLC Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Norton Company, a Massachusetts corporation ("Parent"), an indirect wholly-owned subsidiary of Compagnie de Saint-Gobain, a French corporation ("Saint-Gobain") to purchase all outstanding shares (the "Shares") of the Common Stock at a price of $18.25 per share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 2, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO. The principal executive offices of Purchaser, as set forth in the Schedule TO, are located at 150 Dey Road, Wayne, NJ 07470, and the principal executive offices of Parent, as set forth in the Schedule TO, are located at One New Bond Street, Worcester, MA 01615. The principal executive offices of Saint-Gobain, as set forth in the Schedule TO, are located at Les Miroirs, 18 avenue d' Alsace, 92400 Courbevoie, France (Postal Address: Les Miroirs, 92096 Paris Le Defense Cedex).

   The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 25, 2000 (the "Merger Agreement"), by and among the Company, Purchaser and Parent, a copy of which is filed as Exhibit (d)(1) to the Schedule TO and is incorporated herein by this reference. Pursuant to the Merger Agreement, following the completion of the Offer and satisfaction or waiver of certain conditions specified in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation in the Merger and an indirect wholly-owed subsidiary of Parent (the "Surviving Corporation"). In the Merger, each Share issued and outstanding immediately prior to the Merger (other than Shares (1) owned by the Company, (2) owned by Parent, Purchaser or their subsidiaries, or (3) owned by stockholders of the Company, if any, who are entitled to and properly exercise dissenters' rights under the Delaware General Corporation Law (the "DGCL")) will be converted into the right to receive, in cash, the Offer Price of $18.25 per share or any higher price paid per Share in the Offer.

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ITEM 3. Past Contacts, Transactions, Negotiations and Agreements

(a) Conflicts of Interest.

   Except as described below, to the knowledge of the Company, as of the date hereof, no material agreement, arrangement or understanding or actual or potential conflict of interest exists between the Company or its affiliates and
(i) the Company's executive officers, directors or affiliates or (ii) Saint-Gobain, Parent and Purchaser or their respective executive officers, directors or affiliates.

   Treatment of Options. The Merger Agreement provides that at the effective time of the Merger, each option to purchase shares of Common Stock pursuant to employee or other stock option plans of the Company, including options held by executive officers and directors of the Company, which has not otherwise been exercised as of that date, will become 100% vested and immediately exercisable, and each holder of such an option will receive a cash payment in an amount equal to the excess, if any, of the Offer Price over the per share exercise price of such option, multiplied by the number of shares of Common Stock covered by such option.

   Bonus Plan. In December 1999 (and amended in April 2000), in connection with the Company's Board of Directors' (the "Board") consideration of a possible sale or merger of the Company, the Board adopted a Bonus Pool for certain members of senior management. Under the terms of the Bonus Pool, the amount of the Bonus Pool will be an amount equal to (i) 1% of the Total Equity Value (defined as the total amount of consideration received by the Company's stockholders and option holders as a result of any transaction) up to $100.0 million plus (ii) 3% of the Total Equity Value in excess of $100.0 million. With respect to the Merger, it is anticipated that the Total Equity Value will be $141.6 million and that, as a result, the Bonus Pool would be an amount equal to (i) 1% of $100.0 million plus (ii) 3% of $41.6 million, or $1.25 million. Under the terms of the Bonus Pool, 30% of the Bonus Pool is to be allocated to John W. Verbicky, President and Chief Executive Officer of the Company, and the remaining 70% of the Bonus Pool is to be allocated to participants designated by Mr. Verbicky and approved by the Compensation Committee of the Board. The Compensation Committee has designated the following executive officers of the Company as participants in the Bonus Pool at the percentages indicated below:

  . Hilary Arwine--Controller (5%)

  . Michael Cushman, Vice President--Americas Business Group (15%)

  . Dennis Filger, Vice President--Corporate Business Development and
    Technology (5%)

  . Eric Kevorkian, General Manger--European Business Group (5%)

  . Moosa E. Moosa, Vice President--Mergers and Acquisitions (15%)

  . Thomas Platt, Vice President--General Counsel and Administration (5%)

  . Lawrence E. Richard, Interim Chief Financial Officer and Treasurer (10%)

  . Charles Tilgner, Vice President and Director--U.S. Operations and
    Engineering (10%)

   Employment Agreements. As disclosed in the Company's Proxy Statement for its 1999 Annual Meeting, which has been filed with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, as amended, and which is incorporated herein by this reference, the Company has previously entered into employment agreements with certain of its executive officers, including Mr. Verbicky, providing for the payment of compensation to such executive officers following a termination of employment.

(b) Agreements with Purchaser.

   The Merger Agreement. As noted in Item 2 of this Statement, the Company, Parent and Purchaser have executed the Merger Agreement. The summary of the Merger Agreement contained in the Offer to Purchase, which has been filed with the SEC as Exhibit 1 to the Schedule TO, is incorporated herein by reference. This

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

summary should be read in its entirety. A copy of the Merger Agreement has been filed as Exhibit (d)(1) to the Schedule TO thereto and is incorporated herein by reference. The Merger Agreement should be read in its entirety for a more complete description of its terms and provisions.

   Voting Agreement. Purchaser and each director and certain executive officers of the Company have executed a Voting Agreement, dated July 25, 2000 (the "Voting Agreement"), pursuant to which each individual agreed to, among other things:

  . tender his shares of Common Stock in the Offer;

  . vote in favor of the Merger (if a stockholder vote is required);

  . vote against any other merger transaction that the Company may enter into;

  . refrain from selling his shares of Common Stock; and

  . not take action to facilitate a merger transaction between the Company and any party other than Parent and Purchaser.

The Voting Agreement does not limit or restrict any stockholder's ability to act or vote in his capacity as an officer or director of the Company in any manner he so chooses.

   The summary of the Voting Agreement contained in the Offer to Purchase, which has been filed with the SEC as Exhibit 1 to the Schedule TO, is incorporated herein by reference. A copy of the Voting Agreement has been filed as Exhibit (d)(2) to the Schedule TO thereto and is incorporated herein by reference. The Voting Agreement should be read in its entirety for a more complete description of its terms and provisions.

   The Confidentiality Agreements. On February 2, 2000 and March 14, 2000, the Company and Saint-Gobain Performance Plastics Corporation, a subsidiary of Parent, entered into two separate confidentiality agreements regarding certain information to be disclosed to Saint-Gobain Performance Plastics Corporation concerning the Company (the "Confidentiality Agreements"). Copies of the Confidentiality Agreements have been filed as Exhibits (d)(3) and (d)(4), respectively, to the Schedule TO thereto and are incorporated herein by reference. Pursuant to the March 14, 2000 Confidentiality Agreement (which amended and restated the February 2, 2000 Confidentiality Agreement), Saint-Gobain Performance Plastics Corporation agreed to, among other things:

  . keep confidential all nonpublic, confidential or proprietary information of the Company, subject to certain exceptions, and to use the confidential information for no purpose other than evaluating a possible business combination with the Company;

  . until May 14, 2002, subject to certain exceptions, directly or indirectly solicit or encourage any employee of the Company with whom it has had contact in the course of its evaluation of a possible transaction to leave the employ of the Company;

  . until May 14, 2002, employ any person who was, as of March 14, 2000 a member of the Company's "Senior Leadership Team;"

  . in any manner acquire, directly or indirectly, any securities or property of the Company;

  . except at the specific written request of the Company, propose to enter into, directly or indirectly, any merger or business combination involving the Company,

  . solicit any proxies, participate in groups or otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Company, or

  . enter into any contract, arrangement or understanding with any person with respect to any securities of the Company, including but not limited to any joint venture, loan or option agreement, put or call, guarantee of loans, guarantee of profits or division of losses or profits.

   The summary of the Confidentiality Agreements contained in the Offer to Purchase, which has been filed with the SEC as Exhibit (a)(1) to the Schedule TO, is incorporated herein by reference.

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

ITEM 4. The Solicitation or Recommendation

(a)  Recommendation of Board of Directors.

   The Board, at a regularly-scheduled meeting held on July 25, 2000, unanimously (i) approved the Merger Agreement and the transactions contemplated by that agreement, including the Offer and the Merger, (ii) determined that the Merger Agreement and the transactions contemplated by that agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, and (iii) resolved to recommend that the Company's stockholders accept the Offer and tender their Shares to Purchaser in accordance with the terms of the Offer and approve and adopt the Merger Agreement and the Merger.

Background

   During the third calendar quarter of 1999, the Company was approached by a third party regarding that third party's interest in engaging in a possible business combination with the Company. The third party did not specify any particular terms or structure of any potential business combination, however. In connection with evaluating this unsolicited indication of interest, in December 1999, the Board engaged Tanner & Co., Inc. ("Tanner") to act as its financial advisor to evaluate all strategic alternatives available to the Company, including engaging in further discussions with that third party. The Board determined to pursue these discussions with such third party and authorized Tanner to act on the Company's behalf for purposes of further exploring this indication of interest. Tanner and the financial advisor to the third party met to discuss a possible business combination transaction and management of the Company made a presentation to the third party. Following this presentation, the third party informed the Company that it was not in a position to move forward with any transaction. Neither the Company nor Tanner ever received a formal bid regarding any transaction from this third party.

   Following these discussions, after exploring with Tanner all of the alternatives available to the Company, including remaining an independent company, divesting non-core businesses, undertaking significant joint ventures or acquisitions or selling the Company, the Board determined that a potential sale of the Company was the alternative that would most likely allow the Company to satisfy the objectives of increasing shareholder value and providing liquidity to all of the Company's stockholders.

   Following the Board's decision to explore a potential sale of the Company, Tanner recommended (and the Board adopted) a multi-step process in order to solicit potential bids. The first step would be a broad marketing effort designed to attract as wide and competitive a field of interested parties as possible. The second step would be to seek more specific proposals from a smaller group of interested parties. As the third step, the Company would enter into exclusive negotiations concerning a definitive agreement with the party whose bid would be most likely to provide the best value for the Company's stockholders.

   As part of this process, Tanner contacted, on the Company's behalf, over fifteen parties, including strategic buyers and financial companies, regarding a possible acquisition of the Company. The Company, with Tanner's assistance, also prepared a confidential information memorandum for distribution to those potential buyers who had indicated interest in a possible transaction and who agreed to execute a confidentiality agreement with the Company. Of the parties contacted by Tanner, approximately nine expressed interest in reviewing the confidential information memorandum. Of those parties, those who expressed further interest in exploring a possible acquisition of the Company conducted due diligence of the Company and its operations. As described below, one of those parties who received the confidential information memorandum and conducted due diligence was Parent.

   Hearing about the Company's sale process from Lazard Freres & Co. LLC, who were contacted by Tanner on behalf of the Company, representatives of Parent contacted Tanner. On February 2, 2000 and March 14, 2000, the Company and a subsidiary of the Parent entered into the Confidentiality Agreements. Based upon the information contained in the confidential evaluation material, on April 5, 2000, Parent and its affiliates

                                       5
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submitted a preliminary indication of interest regarding an acquisition of the
Company, which contemplated an offer price in the range of $18 to $24 per Share in cash.

   On May 8, 2000, representatives of Parent attended a management presentation held by the Company in New York City. Also on May 8 and again on May 9, 2000, representatives from Parent and Davis Polk & Wardwell ("Davis Polk"), counsel to Parent, conducted due diligence at a data room established by the Company. Following this initial due diligence through the execution of the Merger Agreement, Parent and its advisors conducted further due diligence with respect to the Company and were in contact with the Company and its advisors in relation to this diligence.

   On May 25, 2000, Messrs. Philipe Crouzet, Robert Ayotte, Ged Walsh, Kenneth Sidman and Steven Parker, all of Parent, Mr. Moosa Moosa, Vice President-- Mergers and Acquisitions of the Company, and Mr. Michael Stanfield of Tanner, visited the Company's Merrimack, New Hampshire and North Bennington, Vermont plants. On May 31, 2000, Messrs. Ayotte, and Joseph Grewe and Ms. Joanne Moon, all representatives of Parent and its affiliates, visited the Company's Gary, Indiana plant, at which Messrs. Moosa and Stanfield were also present.

   On June 6, 2000, Messrs. Ayotte, Walsh, Parker and Sidman visited the Company's Kilrush, Ireland plant with Messrs. Moosa and Stanfield.

   On June 9, 2000, Parent received a bid solicitation, including a draft agreement and plan of merger, from Tanner.

   On June 30, 2000, Parent and its affiliates submitted a proposal to acquire the Company at a price per share of $17.50 in cash, together with a proposed mark-up of the draft merger agreement. Parent advised the Company that the price per share contained in its proposal was at the bottom-end of the range originally proposed by Parent on April 5, 2000 as a result of revised earnings projections prepared by the Company and delivered to Parent subsequent to the April 5th proposal. The June 30th proposal was subject to various conditions, including additional environmental due diligence, receipt by Parent of previously requested due diligence items, the unanimous recommendation by the Board, receipt of all U.S. and foreign antitrust approvals and clearance under Exon-Florio and execution of a mutually acceptable definitive agreement. In addition, Parent indicated to the Company that it would proceed with the acquisition of the Company only if the Company's directors and certain of its executive officers executed an agreement pursuant to which, among other things, such persons would agree to tender their Shares into the Offer and, in their capacities as stockholders, vote in favor of the Merger.

   On July 5, 2000, the Board met to discuss the proposal submitted by Parent. At the meeting, Mr. Verbicky and representatives of Tanner reviewed for the Board their discussions with Parent and the terms of the proposal. The Board also requested that the Company's legal advisors, Bingham Dana LLP, review the proposed mark-up of the draft merger agreement submitted by Parent and the Board's legal responsibilities in considering the proposal. The Board also was presented information by Tanner evaluating the proposal, reviewing the trading performance of the Company's stock and its prospects for the future. Tanner also reviewed with the Board the results of the multi-step process which had resulted in the Parent bid. The Board authorized Tanner to continue discussions with Parent to see if a higher price could be obtained.

   On July 6, 2000, representatives of Tanner telephoned Parent to advise them of the Board's reaction to Parent's proposal. Tanner informed Parent that the Board was interested in pursuing the transaction, and agreed that it would be prepared to recommend such a transaction to its stockholders if Parent could offer a higher price per share.

   During the period from July 5, 2000 to July 7, 2000, representatives of Tanner and Parent spoke several times regarding the proposal. On July 7, 2000, representatives of Parent indicated their willingness to offer $18.00 per Share and Tanner, on behalf of the Company, informed Parent that, based on Parent's proposal and

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the discussions that had taken place up to that date, the Company was willing to proceed toward further negotiations regarding price and execution of a definitive agreement and plan of merger. From July 7, 2000 to July 14, 2000, representatives of Parent and the Company continued to negotiate the terms of the transaction.

   On July 14, 2000, counsel to the Company distributed a revised draft of the Merger Agreement. On July 18, 2000, counsel to the Company distributed draft disclosure schedules.

   During the period from July 14, 2000 through July 24, 2000, representatives of Parent and the Company continued to negotiate and revise the draft agreement and plan of merger and terms of the transaction. The principal issues discussed among the parties during these negotiations included the purchase price, the nature and extent of the Company's representations and warranties, the conditions to the Offer, the parties' respective rights to terminate the agreement, the amount of the termination payments that would be required of the Company and the circumstances under which such termination payments would become payable, and Parent's commitments with respect to the Company's benefit plans for Company employees. In the course of these negotiations, in response to the Company's request to increase the offer price, Parent and its affiliates increased the offer price to $18.25 per Share. During this negotiation period, representatives of Parent conducted additional environmental due diligence on seven of the Company's properties.

   On July 25, 2000, at a regularly-scheduled meeting, the Board unanimously
(i) approved the Merger Agreement and the transactions contemplated by that agreement, including the Offer and the Merger, (ii) determined that the Merger Agreement and the transactions contemplated by that agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders and (iii) resolved to recommend that the Company's stockholders accept the Offer and tender their Shares to Purchaser in accordance with the terms of the Offer and approve and adopt the Merger Agreement and the Merger.

   On July 25, 2000, Parent, Purchaser and the Company executed the Merger Agreement. Saint-Gobain issued a press release in France and Parent and the Company issued a joint press release in the United States, both announcing the signing of the Merger Agreement.

(b) Reasons.

   A letter to stockholders communicating the Board's recommendation and a press release announcing the signing of the Merger Agreement are filed as Exhibits 1 and 2 to this Statement, respectively, and are incorporated herein by reference. In considering the Offer and determining to recommend its acceptance, the Board in several meetings analyzed the present and potential value of the Common Stock, the terms of the Offer and its fairness from a financial point of view. The Board decided to recommend acceptance of the Offer based on a number of factors, including, without limitation, the following:

  . the terms and conditions of the Offer and the Merger Agreement;

  . the belief of the Board that the Offer and the Merger represent a more desirable alternative than continuing to operate the Company as a public company. In particular, the Board believed that the Common Stock had become a relatively illiquid security, adversely affecting its trading price. In this regard, the Board noted the limited trading volume of the Common Stock on the New York Stock Exchange, as evidenced by its average monthly trading volume. In addition, the Board believed that continuing to operate the Company as a public company entailed significant costs which could hinder the execution of the Company's business strategy;

  . information with respect to the financial condition, results of operations and business of the Company, on both a historical and a prospective basis, current industry, economic and market conditions and trends, and the Board's belief, on the basis of such information, that the price to be paid in the Offer and the Merger fairly reflects the Company's prospects and the risks and uncertainties as well as the opportunities involved in the Company's current business environment;

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  . the Board believed that the Offer and the Merger was the best offer reasonably available to the Company's stockholders. The Board believed that there were no other prospective buyers that both had the financial ability to complete a strategic transaction and would be willing to pay an aggregate consideration greater than that to be paid by Parent in the Offer and the Merger. The Board took into account the difficulties the Company had in generating interest in the Company with respect to a potential business combination, taking into account the multi-step process pursuant to which the Company and its financial advisors solicited the interest of over 15 prospective buyers;

  . the relationship of the Offer Price to the recent historical trading prices of Common Stock and the fact that the Offer Price represents a significant premium to such trading prices. In particular, the Board considered the fact that the Offer Price represents a premium of approximately 80% to the closing sale price of $10.25 for a share of Common Stock as reported by the New York Stock Exchange on July 24, 2000, the trading day immediately preceding the date on which the Board approved the Merger Agreement;

  . the oral opinion of Tanner & Co., Inc., the Company's financial advisors, delivered to the Board, which was confirmed by its written opinion to the Board, dated as of July 25, 2000, to the effect that, based upon and subject to certain factors and assumptions stated therein, as of such date, the Offer Price was fair from a financial point of view to the stockholders of the Company;

  . the financial ability and willingness of Parent to consummate the Offer and the Merger. In particular, the Board considered the fact that Parent would not be required to obtain any equity or debt financing in connection with the Offer and the Merger; and

  . the fact that while the Merger Agreement prohibits the Company from soliciting other takeover proposals, the Company may, subject to the satisfaction of certain conditions, furnish information concerning the Company to a third party and may engage in discussions or negotiations with a third party regarding certain takeover proposals. The Board also considered the fact that the Company could terminate the Merger Agreement following receipt of an offer to engage in a more favorable transaction with a third party. The Board considered the termination fee that would be payable to Parent in such circumstances and concluded that the fee was reasonable and necessary to induce Parent to enter into the Merger Agreement.

   The foregoing includes the material factors considered by the Board. In view of its many considerations, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered. After weighing all of these considerations, the Board unanimously determined to approve the Merger Agreement and recommend to the Company's stockholders that they tender their Shares in the Offer.

(c) Intent to tender.

   To the best knowledge of the Company, each executive officer and director of the Company who owns shares of Common Stock intends to tender his shares to Purchaser in accordance with the terms of the Offer. As described above in Item 3, each of the Company's directors and certain of its executive officers has entered into a Voting Agreement, pursuant to which each agreed to tender to Purchaser in the Offer any shares of Common Stock held by those persons.

ITEM 5. Person/Assets, Retained, Employed, Compensated or Used

   On December 1, 1999, the Company entered into a letter agreement with Tanner & Co., Inc. pursuant to which the Company retained Tanner to act as its financial advisor in connection with a possible sale of the Company and, if requested, to render an opinion as to the fairness, from a financial point of view, of the consideration payable to the stockholders of the Company in connection with any transaction. On January 3, 2000, the Company paid Tanner a fee of $75,000. In addition, pursuant to the terms of the letter agreement, in the event that the Company completed a sale transaction in which the Company conducted significant

                                       8
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discussions regarding a sale transaction with more than one potential buyer, as was the case prior to the announcement of the Offer and the Merger, the Company agreed to pay Tanner a fee equal to 1.00% of the aggregate consideration (which shall include 50% of the principal amount of any indebtedness for borrowed money existing on the Company's balance sheet at the time of the transaction, provided that such amount of indebtedness shall not be less than $11 million) paid to the Company's stockholders in the sale transaction. The Company has also agreed to reimburse Tanner for reasonable out-of-pocket expenses, including fees and disbursements of counsel and to indemnify Tanner against certain liabilities arising out of or in connection with its engagement.

   Neither the Company nor any person acting on its behalf has retained any other person to make solicitations or recommendations to stockholders with respect to the Offer.

ITEM 6. Interest in Securities of the Subject Company

   To the best of the Company's knowledge, except with respect to the execution and delivery of the Voting Agreement, there were no transactions by any executive officer, director, affiliate or subsidiary of the Company in shares of Common Stock during the past sixty (60) days.

ITEM 7. Purposes of the Transaction and Plans or Proposals

   Except as described in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to:

  . a tender offer or other acquisition of the Company's securities by the Company or any other person;

  . an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

  . a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or

  . any material change in the present dividend policy, indebtedness or capitalization of the Company.

ITEM 8. Additional Information

   A description of certain regulatory approvals required in connection with the Offer and the Merger is contained in Section 16 "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase which is attached as Exhibit
(a)(1) to the Schedule TO and is incorporated herein by this reference. A brief summary of certain of these approvals is set forth below.

(a) Regulatory--United States Antitrust Compliance.

   Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules that have been promulgated thereunder by the Federal Trade Commission, types of acquisition transactions identified in the Act and the rules may not be consummated unless information about the transaction and the parties has been provided to the Antitrust Division of the Department of Justice and the FTC, and the waiting period requirements have been satisfied. The proposed purchase of the shares of Common Stock in the Offer is subject to these requirements. A description of these rules is contained in Section 16 "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase which is attached as Exhibit (a)(1) to the Schedule TO and is incorporated herein by this reference.

   Regulatory--Foreign Antitrust Compliance.

   The Offer and the Merger are also subject to compliance with antitrust and competition laws of various foreign jurisdictions in which Parent and its affiliates and the Company and its subsidiaries do business. A description of these laws and their applicability to the Offer and the Merger is contained in
Section 16 "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase which is attached as Exhibit (a)(1) to the Schedule TO and is incorporated herein by this reference.

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(b) Short-Form Merger.

   Section 253 of the DGCL provides that, if a parent corporation owns at least 90% of the then outstanding shares of each class of a subsidiary corporation, the merger into the subsidiary corporation of the parent corporation may be effected by a plan of merger adopted by the board of directors of the parent corporation and the appropriate filings with the Delaware Secretary of State. Under Delaware law, if Purchaser acquires at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger without a vote of the other stockholders of the Company.

(c) Dissenters' Rights.

   Under Delaware law dissenters' rights are not available to Company stockholders in connection with the Offer. However, the Merger Agreement and Delaware law provide that, if the Merger is consummated, holders of Common Stock will have the right to dissent and demand fair value of their shares. Dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their shares of Common Stock and to receive payment of such fair value in cash. Any such judicial determination of the fair value of shares of Common Stock could be based upon considerations other than, or in addition to, the Offer Price. Stockholders should recognize that the value so determined could be higher or lower than the price per share of Common Stock paid in the Offer and the Merger. Stockholders who wish to exercise dissenters' rights in connection with the Merger need not take any action at this time. If the Offer is consummated, the Company will distribute to the remaining stockholders additional information on the procedures to be followed to perfect their dissenters' rights.

ITEM 9. Exhibits

1. Form of Letter to Stockholders of Chemfab Corporation, dated of August 2, 2000 (Included as Exhibit 1 hereto).

2. Text of Joint Press Release of Chemfab Corporation and Norton Company, dated July 25, 2000 (Previously filed with the Securities and Exchange Commission on July 26, 2000 as Exhibit 1 to Schedule 14D-9).

3. Agreement and Plan of Merger, dated as of July 25, 2000, by and among Chemfab Corporation, Norton Company and PPLC Acquisition Corp (Filed as Exhibit (d)(1) to Schedule TO filed by Norton Company and PPLC Acquisition Corp. with the Securities and Exchange Commission on August 2, 2000 and incorporated herein by this reference).

4. Voting Agreement, dated as of July 25, 2000 by and among PPLC Acquisition Corp. and each of the stockholders listed thereto (Filed as Exhibit (d)(2) to Schedule TO filed by Norton Company and PPLC Acquisition Corp. with the Securities and Exchange Commission on August 2, 2000 and incorporated herein by this reference).

5. Confidentiality Agreements, dated as of February 2, 2000 and March 14, 2000, respectively, by and between Tanner & Co., Inc., on behalf of Chemfab Corporation, and Saint-Gobain Performance Plastics Corporation (Filed as Exhibits (d)(3) and (d)(4), respectively, to Schedule TO filed by Norton Company and PPLC Acquisition Corp. with the Securities and Exchange Commission on August 2, 2000 and incorporated herein by this reference).

6.  Opinion of Tanner & Co., Inc. (included as Exhibit 2 hereto).

7. Offer to Purchase, dated as of August 2, 2000 (Filed as Exhibit (a)(1) to Schedule TO filed by Norton Company and PPLC Acquisition Corp. with the Securities and Exchange Commission on August 2, 2000 and incorporated herein by this reference).

8. Letter of Transmittal (Filed as Exhibit (a)(2) to Schedule TO filed by Norton Company and PPLC Acquisition Corp. with the Securities and Exchange Commission on August 2, 2000 and incorporated herein by this reference).

9. Information Statement of Chemfab Corporation, dated August 2, 2000 (included as Exhibit 3 hereto).

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10. Third Amended and Restated Chemfab Corporation 1991 Stock Option Plan
    (Filed as Exhibit 10(a)(15) to Chemfab Corporation's Annual Report on Form 10-K for the year ended June 30, 1998, and incorporated herein by this reference).

11. Forms of Stock Option Agreements under 1991 Stock Option Plan, for Officers, Directors, Director Consultants, and Non-Officer Employees (Filed as Exhibit 10(a)(16) to Chemfab Corporation's Quarterly Report on Form 10-Q for the quarter ended December 28, 1997, and incorporated herein by this reference).

12. Employment Agreement with Dr. John W. Verbicky dated August 5, 1997 (Filed as Exhibit 10(a)(14) to Chemfab Corporation's Quarterly Report on Form 10-Q for the quarter ended September 28, 1997 and incorporated herein by this reference).

13. Letter Agreement with Mr. Moosa E. Moosa dated June 25, 1996 (Filed as
    Exhibit 10(a)(11) to Chemfab Corporation's Annual Report on Form 10-K for the year ended June 30, 1997 and incorporated herein by this reference).

14. Letter Agreement with Mr. Thomas C. Platt III dated June 26, 1997 (Filed as
    Exhibit 10(a)(13) to Chemfab Corporation's Quarterly Report on Form 10-Q for the quarter ended September 28, 1997 and incorporated herein by this reference).

15. Letter Agreement with Dr. Dennis L. Filger, dated February 15, 1999 filed as Exhibit 10(a)(10) to Chemfab Corporation's Annual Report on Form 10-K for the year ended June 30, 1998 and incorporated herein by this reference).

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CHEMFAB CORPORATION

Date: August 2, 2000
                                          By:  /s/ John W. Verbicky
                                             Name: John W. Verbicky
                                             Title: President and Chief
                                             Executive Officer

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